Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2851

January 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: Karen Rossotto and Jeffrey Long

Re:	Coller Secondaries Private Equity Opportunities Fund
File Nos. 811-23879 and 333-272265

Ladies and Gentlemen:

On behalf of Coller Secondaries Private Equity Opportunities Fund (the “Fund”), we are providing the following responses to supplemental comments received from the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on January 4, 2024 (the “Supplemental Comments”) relating to the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the Commission on May 30, 2023 (the “Registration Statement”).

For convenience of reference, the Supplemental Comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.	Supplemental Comment: Please explain in correspondence whether any of the Private Equity Investments held by the Predecessor Fund will be purchased from the Adviser or an affiliate of the Adviser.

Response: The Fund confirms that none of the Private Equity Investments acquired by the Predecessor Fund will be purchased from the balance sheet or proprietary account of the Adviser or an affiliate of the Adviser.

2.	Supplemental Comment: Please confirm in correspondence that only investments held by the Predecessor Fund will be transferred to the Fund as part of the contemplated transaction with the Predecessor Fund and held by the Fund prior to the Commencement of Operations.

BEIJING    BRUSSELS    HONG KONG    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

Response: The Fund confirms that following the contemplated transaction with the Predecessor Fund and prior to the Commencement of Operations, the only assets of the Fund will be (1) the investments transferred by the Predecessor Fund to the Fund as part of the contemplated transaction with the Predecessor Fund and (2) the $100,000 of regulatory capital required by Section 14 of the 1940 Act (which will be maintained in cash until after the transaction).

3.	Supplemental Comment: Your letter dated December 1, 2023 states that the Predecessor Fund maintains an investment objective, strategies and investment policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Fund. Please clarify what is meant by “in all material respects” and explain whether there are any differences that are deemed not material.

Response: The Fund notes that the Predecessor Fund was formed for the purpose of assembling a seed portfolio of Private Equity Investments that are consistent with the Fund’s investment objective and policies. To ensure that all of the Private Equity Investments held by the Predecessor Fund can be transferred to the Fund as part of the contemplated transaction and to reduce any potential friction, the investment objective, strategies and investment policies, guidelines and restrictions of the Predecessor Fund were designed to mirror those of the Fund. For example, although the Predecessor Fund is not registered under the 1940 Act and is not limited in its use of leverage, it has adopted the same leverage limitations as those applicable to the Fund under the 1940 Act.

The Fund acknowledges that certain structural differences between the Fund and the Predecessor Fund may result in non-material differences in the management of the Fund and the Predecessor Fund. For example, the Fund may have different liquidity needs than the Predecessor Fund. The Predecessor Fund operates on a drawdown model, as is typical for private funds, and does not expect to offer periodic liquidity to its investors. In contrast, the Fund will employ a fully funded, subscription based model and expects to repurchase its Shares in quarterly tender offers. As a result, the Fund may invest a portion of its assets in a portfolio of short-term debt securities, money market instruments, cash and/or cash equivalents to manage its subscription and repurchase processes. The Predecessor Fund does not maintain a sleeve of investments for such liquidity management purposes (although it would not be prohibited from doing so under its investment policies and restrictions). The Fund believes that any differences in the management of the Fund and the Predecessor Fund resulting from these types of differences in the structure of the Fund and the Predecessor Fund are not material to a Shareholder’s investment in the Fund.

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Please call me at (212) 455-2851 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Nathan D. Somogie
Simpson Thacher & Bartlett LLP

cc: Jay Williamson, Securities and Exchange Commission

Richard Jason Alexander Elmhirst, Esq., Coller Private Market Secondaries Advisors, LLC

Alexander Wahllof-Malinconico, Coller Private Market Secondaries Advisors, LLC

Josh Schnurman, Coller Private Market Secondaries Advisors, LLC

Radin Ahmadian, Esq., Coller Private Market Secondaries Advisors, LLC

Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP

John Fitzgerald, Esq., Simpson Thacher & Bartlett LLP

Benjamin Ruano, Esq., Simpson Thacher & Bartlett LLP